UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

 PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 2, 2023

NAUTICUS ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40611	87-1699753
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17146 Feathercraft Lane, Suite 450, Webster, TX 77598

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (281) 942-9069

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KITT	The Nasdaq Stock Market LLC
Warrants	KITTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On October 2, 2023, Nauticus Robotics, Inc., a Delaware corporation (“Nauticus”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with 3D Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Nauticus (“Merger Sub”), and 3D at Depth, Inc., a Delaware corporation (“3DAD”, and together with Nauticus and Merger Sub, each a “Party” and collectively the “Parties”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, a merger between Nauticus and 3DAD will be effected through the merger of Merger Sub with and into 3DAD, with 3DAD surviving the merger as a wholly owned subsidiary of Nauticus (the “Merger”, and together with the other transactions contemplated by the Merger Agreement and the other agreements contemplated thereby, the “Transactions”). The board of directors of Nauticus (the “Board”) has unanimously (i) approved the Merger Agreement and the Transactions and (ii) resolved to recommend the approval and adoption of the Merger Agreement and the Transactions to the stockholders of Nauticus (“Nauticus Stockholders”).

Treatment of Securities

Capital Stock of Merger Sub. Each share of the common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will be converted into and become one validly issued, fully paid and nonassessable share of common stock of 3DAD, as the surviving corporation in the Merger (“Surviving Corporation Common Stock”), so that, immediately following the Effective Time, Nauticus shall be the holder of all of the issued and outstanding shares of Surviving Corporation Common Stock.

3DAD Common Stock. Each share of the common stock, par value $0.01 per share, of 3DAD (“3DAD Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined below)) will be converted into the right to receive the applicable Per Share Equity Consideration (as defined below). At the Effective Time, all such shares of 3DAD Common Stock will no longer be outstanding, will be cancelled and retired automatically and will cease to exist. Each holder of a share certificate representing a share of such 3DAD Common Stock will cease to have any rights with respect thereto, except the right to receive Per Share Equity Consideration upon the surrender of such share certificate (or other evidence of ownership reasonably acceptable to Nauticus).

3DAD Dissenting Shares. Each share of 3DAD Common Stock that is issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of the Merger or consented thereto in writing and who has provided 3DAD with a written demand for appraisal for such share in accordance with the Delaware General Corporation Law (the “DGCL”) (in each case, a “Dissenting Share”), will not be converted into or represent the right to receive the Per Share Equity Consideration, except as set forth below. Holders shall instead be entitled to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders of 3DAD who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares of 3DAD Common Stock under Section 262 of the DGCL shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Per Share Equity Consideration pursuant to the immediately preceding paragraph. 3DAD shall give Nauticus prompt notice of any written demands received by 3DAD for appraisal, and Nauticus shall conduct all negotiations and proceedings with respect to such demands (provided that Nauticus shall keep 3DAD reasonably apprised of the same). 3DAD shall not, except with the prior written consent of Nauticus, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.

3DAD Options. No fewer than five days prior to the Closing Date (as defined in the Merger Agreement), 3DAD shall have caused all options to purchase shares of the 3DAD Common Stock (“Company Options”) granted under any Company Stock Plan (as defined in the Merger Agreement) that are outstanding and unexercised to have accelerated so as to be fully vested and exercisable (the “Acceleration”). Upon such Acceleration, 3DAD shall have caused each holder of Company Options to have exercised such Company Options (the “Mandatory Exercise”) by 3DAD’s administration of a cashless exercise program, such that, prior to the Effective Time, each holder of Company Options becomes a holder of the applicable number of shares of 3DAD Common Stock in accordance with the Company Stock Plan; provided, that each holder of Company Options that chooses a cashless exercise shall exercise such Company Options as follows: (i) 3DAD shall offset against the exercise a number of shares of 3DAD Common Stock which, when valued at Fair Market Value (as defined in the Company Stock Plan) on the date of exercise, equals the exercise price of such Company Options, and (ii) 3DAD shall withhold from the 3DAD Common Stock issued upon such exercise, a number of shares of 3DAD Common Stock which, when valued at Fair Market Value (as defined in the Company Stock Plan) on the date of exercise, equals the total tax obligations required to be withheld or paid pursuant to any federal, state or local tax or revenue laws or regulations, as may be determined by 3DAD. A holder of Company Options may also exercise its Company Options by means of payment of cash to 3DAD, in which case, the exercise of such Company Options shall be administered in accordance with the Company Stock Plan, including with respect to any applicable withholding. In each case of a cashless or cash exercise as described in this paragraph, 3DAD shall deliver a schedule (the “Company Option Proposed Schedule”) of its proposed calculations (broken out by Company Option holder) to Nauticus at least five business days prior to the Mandatory Exercise, and Nauticus shall have the right to review and approve the number of shares of 3DAD Common Stock issued to each such holder of Company Options (as so approved, the “Company Option Final Schedule”). As of the Effective Time, all unexercised Company Options, if any exist, shall be cancelled and each holder of Company Options shall cease to have any rights with respect to such Company Options, except as set forth in Section 3.2 of the Merger Agreement. The Company Options shall not rollover into the Nauticus Robotics, Inc. 2022 Omnibus Incentive Plan, as in effect as of the Closing Date. No options to purchase shares of common stock, $0.0001 par value per share, of Nauticus (“Nauticus Common Stock”) shall be issued, nor shall any shares be reserved, in respect of any Company Options.

Merger Consideration

Closing Adjustments. The Base Equity Value (as defined in the Merger Agreement) will be increased, if and as applicable, by the amount of the Net Working Capital (as defined in the Merger Agreement), as set forth on the Final Closing Statement (as defined in the Merger Agreement), that exceeds the Target Working Capital (as defined in the Merger Agreement) by more than $37,500, from the first dollar.

The Base Equity Value will be decreased, if and as applicable, dollar for dollar by (i) the difference between the Net Working Capital and the Target Working Capital, if the Target Working Capital exceeds the Net Working Capital by $37,500 or more, (ii) the dollar amount by which the Outstanding Company Fees (as defined in the Merger Agreement) exceed the Cash Amount, (iii) the dollar amount by which the Company Debt (as defined in the Merger Agreement) exceeds the Permitted Company Debt Amount (as defined in the Merger Agreement), (iv) the RWI Underwriting Fee Amount (as defined in the Merger Agreement), (v) the RWI Broker Fee Amount (as defined in the Merger Agreement) and (vi) 50% of the RWI Premium Amount (as defined in the Merger Agreement).

Merger Consideration. The “Per Share Equity Consideration” means, with respect to any share of 3DAD Common Stock held by a 3DAD stockholder which is issued and outstanding immediately prior to the Effective Time, a number of shares of Nauticus Common Stock equal to (a) the Per Share Equity Consideration Value (as defined below) divided by (b) the 20-day VWAP (as defined in the Merger Agreement) calculated pursuant to Annex II of the Merger Agreement, which is stipulated by the Parties to be $2.04.

The “Per Share Equity Consideration Value” means (a) the Base Equity Value (as adjusted, if applicable, as set forth above) divided by (b) the total number of shares of 3DAD Common Stock issued and outstanding as of immediately prior to the Effective Time.

At the consummation of the Merger (the “Closing”), and upon surrender by the holder thereof of share certificates representing ownership of the 3DAD Common Stock (or other proof of ownership reasonably satisfactory to Nauticus), Nauticus shall cause to be issued to each holder of 3DAD Common Stock who participates in the Closing on the Closing Date (each, a “Closing Seller) the Per Share Equity Consideration for each share of 3DAD Common Stock held by such Closing Seller (as defined in the Merger Agreement). Any Outstanding Company Fees (as defined in the Merger Agreement) will be paid by Nauticus in accordance with the applicable payment terms.

As soon as reasonably practicable following the date of the Merger Agreement, 3DAD (on behalf of Nauticus) shall deliver to each holder of 3DAD Common Stock that is not a Closing Seller (i) a letter of transmittal, and (ii) instructions for use in surrendering share certificates in exchange for the Per Share Equity Consideration. No interest will be paid or accrued on the Per Share Equity Consideration payable upon the surrender of any share certificate.

Representations and Warranties

The Merger Agreement includes representations and warranties of the Parties that are customary for transactions of this type, including with respect to the operations of Nauticus and 3DAD; provided, however, that, other than in the case of Fraud (as defined in the Merger Agreement), none of such representations or warranties, nor any covenants, obligations or other agreements of 3DAD or Nauticus in the Merger Agreement or any other documents delivered pursuant to the Merger Agreement, shall survive the Closing (except for any covenants or agreements contained therein that expressly apply after the Closing).

Nauticus has obtained and bound a buyer-side representations and warranties insurance policy (the “RWI Policy”). Other than for claims based on Fraud, gross negligence or intentional misconduct, or claims for specific performance, the sole and exclusive remedy of Nauticus arising out of or resulting from the Merger Agreement and the Transactions shall be in accordance with, and limited solely to, the RWI Policy.

Covenants

The Merger Agreement includes customary and additional covenants and agreements of the Parties, including, among others, those relating to: the conduct of the business of 3DAD and its United Kingdom subsidiary; the Parties’ use of reasonable, good faith efforts to obtain all required consents and regulatory approvals, to satisfy all conditions to their respective obligations under the Merger Agreement and to cause the Transactions to be effected on or prior to the Outside Date (as defined below); the preparation and delivery to Nauticus by 3DAD of supplements and/or amendments to its disclosure schedules, with respect to matters first arising after the date of the Merger Agreement; and qualifying the Transactions for the Intended Tax Treatment (as defined in the Merger Agreement), in addition to covenants and agreements regarding other tax-related matters. Further, the Merger Agreement contains a customary non-solicitation provision prohibiting 3DAD and its affiliates from directly or indirectly initiating, soliciting or encouraging, or entering into negotiations or agreements with respect to, certain types of extraordinary transactions with respect to 3DAD that may prevent or materially delay the performance by 3DAD of any of its obligations under the Merger Agreement or the consummation of the Transactions contemplated thereby.

Conditions to Closing

The consummation of the Transactions is generally subject to the satisfaction or waiver, as applicable, of customary closing conditions including: all requisite approvals imposed by any governmental entity having been obtained; and the absence of injunctions and/or other legal restraints preventing the Transactions and of statutory impediments relating to the Transactions. The obligations of Nauticus and Merger Sub to consummate the Transactions are subject to certain customary conditions, including, but not limited to: (i) the accuracy of the representations and warranties of 3DAD, (ii) the performance in all material respects by 3DAD of its obligations and covenants under the Merger Agreement and with respect to the Transactions, (iii) no Material Adverse Effect (as defined in the Merger Agreement) having occurred since the Latest Balance Sheet Date (as defined in the Merger Agreement), (iv) receipt of all required consents and approvals (including the Company Requisite Approval (as defined in the Merger Agreement)), (v) the approval by the Board of the Merger Agreement and the Transactions (vi) the approval of the Transactions by the stockholders of Nauticus (the “Buyer Stockholder Approval”) in accordance with the terms of the Merger Agreement, and (vii) receipt of written resignations of certain directors and officers of 3DAD. The obligations of 3DAD to consummate the Transactions also are subject to certain customary conditions, including, but not limited to: (i) the accuracy of the representations and warranties of Nauticus and Merger Sub, (ii) the performance in all material respects by Nauticus and Merger Sub of their obligations and covenants under the Merger Agreement and with respect to the Transactions, (iii) no Material Adverse Effect having occurred since the Latest Balance Sheet Date, (iv) the approval of the stockholders of 3DAD and (v) the effectiveness of a Registration Statement on Form S-4.

Termination

The Merger Agreement provides for customary and certain other termination rights in favor of Nauticus and 3DAD, including, without limitation, the right of either such Party to terminate the Merger Agreement if certain conditions to consummation of the Transactions are not satisfied or waived (to the extent they may be waived) within 180 days from the date of the Merger Agreement (the “Outside Date”); in the event of certain uncured breaches by a Party; or if the Buyer Stockholder Approval is not obtained. In addition, Nauticus has the right to terminate the Merger Agreement for any breach of the Company Stockholder Support Agreement (as defined below) on the part of a holder of 3DAD Common Stock party thereto.

Pre-Closing Tax Indemnity

Subject to the other terms and conditions of Article IX of the Merger Agreement, 3DAD shall indemnify and defend Nauticus against, and shall hold Nauticus harmless from and against, and shall pay and reimburse Nauticus for, any and all Losses (as defined in the Merger Agreement) incurred or sustained by, or imposed upon, Nauticus based upon, arising out of, with respect to or by reason of Company Taxes (as defined in the Merger Agreement) that are attributable to any Pre-Closing Tax Period (as defined in the Merger Agreement), including that portion of any Straddle Period (as defined in the Merger Agreement) ending on the Closing Date.

Certain Related Agreements

Company Stockholder Support Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, in connection with the Merger, certain 3DAD stockholders have entered into a Company Stockholder Support Agreement (the “Company Stockholder Support Agreement”) with Nauticus, pursuant to which, among other things, each such 3DAD stockholder has agreed to vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Shares (as defined in the Company Stockholder Support Agreement) in favor of the approval of the Merger Agreement and the Transactions.

Lock-Up Agreements

Contemporaneously with the execution and delivery of the Merger Agreement, in connection with the Merger, certain 3DAD stockholders have entered into Lock-Up Agreements (each, a “Lock-Up Agreement”) with Nauticus, pursuant to which, among other things, such 3DAD stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the shares of Nauticus Common Stock obtained by them pursuant to the Merger Agreement for a period of either 90 or 180 days after the Closing Date, as applicable.

Direction Designation Letter Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, in connection with the Merger, Nauticus and Schlumberger Technology Corporation (“SLB”) have entered into a letter agreement (the “Director Designation Letter Agreement”), pursuant to which, among other things, Nauticus has agreed to cause an individual designated by SLB to be appointed to, and otherwise remain on, subject to the applicable stockholder vote, the Board.

The foregoing descriptions of the Merger Agreement and the related agreements and other Transactions contemplated thereby are only summaries, do not purport to be complete and are subject to, and qualified in their entirety, by reference to the Merger Agreement, the Company Stockholder Support Agreement and the Lock-Up Agreements. Copies of the Merger Agreement, Company Stockholder Support Agreement, form of Lock-Up Agreement for large 3DAD stockholders, form of Lock-Up Agreement for minority 3DAD stockholders, and the Direction Designation Letter Agreement are attached hereto as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4, respectively, and are incorporated herein by reference.

Important Information for Investors and Stockholders

This Current Report on Form 8-K relates to a proposed transaction between Nauticus and 3DAD. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Nauticus intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Nauticus, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Nauticus stockholders. Nauticus will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Nauticus are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Nauticus through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Nauticus, 3DAD and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Nauticus’ stockholders in connection with the proposed transaction. A list of the names of the respective directors and executive officers of Nauticus and 3DAD and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Act”), and are intended to enjoy the protection of the safe harbor for forward-looking statements provided by the Act as well as protections afforded by other federal securities laws. Such forward-looking statements include, but are not limited to: the expected timing of product commercialization or new product releases; customer interest in Nauticus’ products; estimated 2023 operating results and use of cash; and Nauticus’ use of and needs for capital. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends,” or “continue” or similar expressions, but the absence of these words does not mean a statement is not forward looking. Indications of, and guidance or outlook on, future earnings, dividends or financial position or performance are also forward-looking statements. Forward-looking statements inherently involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. These forward-looking statements are based on Nauticus’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. There can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and Nauticus is not under any obligation and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports which Nauticus has filed or will file from time to time with the Securities and Exchange Commission (the “SEC”) for a more complete discussion of the risks and uncertainties facing the Company and that could cause actual outcomes to be materially different from those indicated in the forward-looking statements made by the Company, in particular the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents filed from time to time with the SEC, including Nauticus’ Annual Report on Form 10-K, filed with the SEC on March 28, 2023 and Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2023. Should one or more of these risks, uncertainties, or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected. The documents filed by Nauticus with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Item 7.01 Regulation FD Disclosure.

On October 3, 2023, Nauticus and 3DAD issued a press release announcing their entry into the Merger Agreement. The press release is attached hereto and furnished as Exhibit 99.1.

The information provided in this Item 7.01, including the accompanying Exhibit 99.1, shall be deemed “furnished” and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of such section, nor shall it be incorporated by reference in any filing made by Nauticus pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of the general incorporation language of such filing, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description
2.1*	Agreement and Plan of Merger, dated as of October 2, 2023, by and among Nauticus Robotics, Inc., 3D Merger Sub, Inc. and 3D at Depth, Inc.

10.1*	Company Stockholder Support Agreement, dated as of October 2, 2023

10.2	Form of Lock-Up Agreement (large stockholders of 3DAD Form A)

10.3	Form of Lock-Up Agreement (large stockholders of 3DAD Form B)

10.4	Form of Lock-Up Agreement (minority stockholders of 3DAD) (included as Exhibit F to Exhibit 2.1)

10.5	Director Designation Letter Agreement, dated as of October 2, 2023, by and between Nauticus Robotics, Inc. and Schlumberger Technology Corporation

99.1	Press release, dated October 3, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and/or schedule(s) to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Nauticus agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 6, 2023	Nauticus Robotics, Inc.

	By:	/s/ Nicolaus Radford
		Name:	Nicolaus Radford
		Title:	Chief Executive Officer